UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 31, 2019

ANTERO MIDSTREAM GP LP

(Exact name of registrant as specified in its charter)

Delaware	001-38075	61-1748605
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1615 Wynkoop Street

Denver, Colorado 80202

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (303) 357-7310

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01                   Regulation FD Disclosure

On January 31, 2019, Antero Midstream Partners LP, a Delaware limited partnership (“Antero Midstream”), and Antero Midstream GP LP, a Delaware limited partnership (“AMGP”), issued a joint press release announcing that AMGP’s Registration Statement on Form S-4 relating to the previously announced simplification transaction between the two companies and certain of their affiliates has become effective under the Securities Act of 1933, as amended (the “Securities Act”), as of January 30, 2019, and that AMGP and Antero Midstream have each filed a definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”) for the separate special meetings of the AMGP shareholders and Antero Midstream unitholders to vote on the transaction. A copy of this press release is furnished as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

Also on January 31, 2019, a joint communication was sent to Antero employees relating to the proposed transaction. A copy of the employee communication is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The information disclosed in this Item 7.01, including Exhibits 99.1 and 99.2 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, or the Exchange Act except as expressly set forth by specific reference in such filing.

No Offer or Solicitation

This Current Report, including the press release and employee communication attached as exhibits hereto, includes a discussion of a proposed simplification transaction between Antero Midstream and AMGP. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information And Where To Find It

In connection with the transaction, AMGP has filed with the SEC a registration statement on Form S-4, that includes a joint proxy statement of Antero Midstream and AMGP and a prospectus of AMGP. The transaction will be submitted to Antero Midstream’s unitholders and AMGP’s shareholders for their consideration. Antero Midstream and AMGP may also file other documents with the SEC regarding the transaction. The registration statement on Form S-4 became effective on January 30, 2019, and the definitive joint proxy statement/prospectus will be delivered to Antero Midstream unitholders and AMGP shareholders of record as of January 11, 2019. This document is not a substitute for the registration statement and joint proxy statement/prospectus that has been filed with the SEC or any other documents that AMGP or Antero Midstream may file with the SEC or send to shareholders of AMGP or unitholders of Antero Midstream in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ANTERO MIDSTREAM AND AMGP ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and all other documents filed or that will be filed with the SEC by AMGP or Antero Midstream through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Antero Midstream will be made available free of charge on Antero Midstream’s website at http://investors.anteromidstream.com/investor-relations/AM, under the heading “SEC Filings,” or by directing a request to Investor Relations, Antero Midstream Partners LP, 1615 Wynkoop Street, Denver, Colorado 80202, Tel. No. (303) 357-7310. Copies of documents filed with the SEC by AMGP will be made available free of charge on AMGP’s website at http://investors.anteromidstreamgp.com/Investor-Relations/AMGP or by directing a request to Investor Relations, Antero Midstream GP LP, 1615 Wynkoop Street, Denver, Colorado 80202, Tel. No. (303) 357-7310.

Participants In The Solicitation

Antero Resources, AMGP, Antero Midstream and the directors and executive officers of AMGP and Antero Midstream’s respective general partners and of Antero Resources may be deemed to be participants in the solicitation of proxies in respect to the proposed transaction.

Information regarding the directors and executive officers of Antero Midstream’s general partner is contained in Antero Midstream’s 2017 Annual Report on Form 10-K filed with the SEC on February 13, 2018, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Antero Midstream’s website at http://www.anteromidstream.com. Information regarding the executive officers and directors of AMGP’s general partner is contained in AMGP’s 2017 Annual Report on Form 10-K filed with the SEC on February 13, 2018, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing AMGP’s website at http://www.anteromidstreamgp.com. Information regarding the executive officers and directors of Antero Resources is contained in Antero Resources’ 2017 Annual Report on Form 10-K filed with the SEC on February 13, 2018, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Antero Resources’ website at http://www.anteroresources.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described above.

Item 8.01      Other Events.

To the extent required by law, the information in Item 7.01 of this Current Report is incorporated into this Item 8.01.

Item 9.01.                Financial Statements and Exhibits

(d)         Exhibits.

EXHIBIT	DESCRIPTION
99.1	Joint Press Release, dated January 31, 2019.

99.2	Employee Communication, dated January 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANTERO MIDSTREAM GP LP

By:	AMGP GP LLC,
its general partner

By:	/s/ Glen C. Warren, Jr.
Glen C. Warren, Jr.
President and Secretary

Dated: January 31, 2019